Exhibit 99.1

Costamare Inc. Declares Quarterly Dividend on its 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock

ATHENS, GREECE – October 1, 2013 – Costamare Inc. (the “Company”) (NYSE: CMRE) has declared a cash dividend of $0.3654 per share on its 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (the “Series B Preferred Stock”) (NYSE: CMRE PR B) for the period from August 6, 2013 to October 14, 2013. The dividend will be paid on October 15, 2013 to all Series B Preferred Stock holders of record as of October 11, 2013.

The Company has 2,000,000 shares of Series B Preferred Stock outstanding as of today. This is the first cash dividend the Company has declared since the commencement of trading of its Series B Preferred Stock on the New York Stock Exchange.

The declaration of a dividend is subject to the discretion of the Board of Directors of the Company, and accordingly will depend on, among other things, the Company’s earnings, financial condition and cash requirements and availability, the Company’s ability to obtain debt and equity financing on acceptable terms as contemplated by the Company’s growth strategy, the restrictive covenants in the Company’s existing and future debt instruments and global economic conditions.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter.  The Company has 38 years of history in the international shipping industry and a fleet of 61 containerships, with a total capacity in excess of 350,000 TEU, including eight newbuild containerships on order.  Five of our containerships, including two newbuilds, have been acquired pursuant to the Framework Agreement with York Capital Management by vessel-owning joint venture entities in which we hold a 49% equity interest.  The Company’s common stock and Series B Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE” and “CMRE PR B”, respectively.

Forward-Looking Statements

This press release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only the Company’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Contacts:

Company:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development
Costamare Inc., Athens, Greece
Tel: (+30) 210-949-0000
Email: ir@costamare.com

Investor Relations:
Gus Okwu
Allison & Partners, New York
Telephone: (+1) 646-428-0638
Email: costamare@allisonpr.com